File No.



                    SECURITIES AND EXCHANGE COMMISSION

                         Washington, DC  20549

                                 FORM U-1

     APPLICATION/DECLARATION WITH RESPECT TO SALES OF CERTAIN GOODS

                                    UNDER

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


               CONNECTICUT YANKEE ATOMIC POWER COMPANY

                            107 Selden Street
                            Berlin, CT  06037


(Name of company or companies filing this statement and addresses of principal executive offices)


                           NORTHEAST UTILITIES
                       NEW ENGLAND ELECTRIC SYSTEM


(Name of top registered holding company parent of each applicant or declarant)


                         Robert P. Wax, Esq.
               Vice President, Secretary and General Counsel
                         Northeast Utilities
                             P. O. Box 270
                       Hartford, CT 06141-0270
               (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                 John J. Roman
Assistant General Counsel               Vice President and Controller
Northeast Utilities Service Co.         Northeast Utilities Service Co.
107 Selden Street                       107 Selden Street
Berlin, CT  06037                       Berlin, CT 06037







Item 1.

Description of Proposed Transaction

     1.  Authorization to Make Certain Sales to Associated Companies


     The Connecticut Yankee Atomic Power Company (the "Applicant"), an electric utility subsidiary of Northeast Utilities ("NU") and New England Electric System ("NEES") under the Public Utility Holding Company Act of 1935 (the "Act"), hereby requests approval to sell certain of its remaining inventory and plant assets for fair market value to both associate and non-associate companies. In light of the unusual circumstances, discussed more fully below, the Applicant believes that an exemption in this case from the "at cost" standards of Rule 90, to the extent required, is appropriate and fair under the standards of Section 13(b)(2).

     On December 4, 1996, the board of directors of the Applicant voted unanimously to cease permanently the production of power at its Connecticut Yankee nuclear plant ("CY"), located in Haddam, Connecticut. The Applicant has undertaken a number of regulatory filings intended to implement the decommissioning of the unit, including filings at both the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. As part of the decommissioning and dismantlement process, the Applicant intends to sell various inventory and plant assets to other companies, including subsidiaries of NU and NEES in order to achieve the most economic shutdown of CY.

     Based on the Applicant's review of sales of similar items, including sales by other utilities implementing decommissioning plans for nuclear plants, it is expected that these items have a fair market value that is substantially below the Applicant's book cost of these assets. In particular, the Applicant estimates that the total amount of inventory ($16 million book value) and plant assets ($30 million net book value) could be sold for approximately an aggregate amount of $4 to $4.5 million. If the Applicant is prohibited from offering these assets to associate companies at competitive prices, it will substantially limit the pool of potential bidders and hinder its ability to economically wind down its business activities.

     The Applicant has various methods to assure that the prices charged to associate companies are fair. In the case of commonly available inventory, documentation of the current market price would provide a readily verifiable fair value market value. In other cases fair market value could be determined through a comparison of recent transactions, manufacturers' quotes or independent appraisals. Furthermore, the Applicant proposes to file with the Commission within 45 days of the close of any fiscal quarter in which sales to associates are completed an accounting pursuant to Rule 24 of the prices of such sales and the method used to determine the fair market value of the sale. Accordingly, the Applicant hereby requests an exemption under Section 13(b)(2) of the Act from the "cost" requirements of Rule 90 to attain the flexibility to offer and sell these items at fair market value to both associated and non-associated companies.

     2.  Other Matters

     Except in accordance with the Act, neither NU nor any subsidiary thereof
(1)has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (2) now is or, as a consequence of the transactions proposed herein, have a right under, a service, sales or construction contract with an EWG or FUCO. None of the proceeds from the transactions proposed herein will be used by the NU system companies to acquire any securities of, or any interest in, an EWG or FUCO.

     The NU system is in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

     (i) NU's aggregate investment in EWGs and FUCOs (e.g. amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50 percent of NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At June 30, 1997, the ratio of such investment ($91 million) to such consolidated retained earnings ($753 million) was 12.1 percent.

     (ii) Encoe Partners, Central Termica San Miguel de Tucuman, S.A. Ave Fenix and Plantas Eolicas, S. A. (NU's only EWGs or FUCOs at this time)(collectively, "EWGs/FUCOs") maintain books and records and prepare financial statements in accordance with Rule 53 (a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

     (iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

     (iv) NU has submitted (1) a copy of each Form U-1 and Rule 24 certificates that have been filed with the Commission under Rule 53 and (b) copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

     (v) Neither NU nor any NU subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods has decreased by 10 percent or more from the average for the previous four quarterly periods (at 6/30/96, NU's CREs were $999 million; at 6/30/97, NU's CREs were $836 million), NU's aggregate investment in EWGs/FUCOs at such date ($91 million) did not exceed two percent of NU's consolidated capital invested in utility operations ($133.9 million).

     (vi) In the previous fiscal year, NU's operating losses attributable to its investment in the EWGs/FUCOs did not exceed 5 percent of NU's consolidated retained earnings.

     Neither NEES nor any of its subsidiaries currently has an ownership interest in an EWG or FUCO. Additionally, neither NEES nor any of its subsidiaries is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. None of the proceeds from the transactions proposed herein will be used by the NEES companies to acquire any securities of, or any interest in, an EWG or FUCO. Please refer to the Commission's order (HCAR 35-26504) for the NEES companies' authority to make potential investments in EWGs and FUCOs. NEES and its subsidiaries shall comply with the requirements of such order and Rules 53 and 54 under the Act in connection with EWG and FUCO acquisitions and financings.

Item 2.  Fees, Commissions and Expenses

     No fees, commissions or expenses have been paid or will be paid or incurred in connection with the proposed transactions, other than routine expenses for legal, financial and other services billed to the Applicant at cost by NUSCO.

Item 3.  Applicable Statutory Provisions

     Sections 9(a), 10, 11, 12 and 13 of the Act and Rules 23, 43, 52, 53, 81, 87(b)1, 90 and 91 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transaction, the Applicant request appropriate orders thereunder.

Item 4.  Regulatory Approval

     The Applicant believes that except for the approval of the Commission, no other federal or state regulatory approvals are required in order to carry out the transactions contemplated by this Application/Declaration.

Item 5.  Procedure

     It is respectfully requested that the Commission enter not later than September 30, 1997 an appropriate order granting and permitting this Application/Declaration to become effective.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Office of Public Utility Regulation within the Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30 day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectively requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements

     (a)  Exhibits

          1.   Opinion of Counsel
          2.   Proposed Form of Notice under the Act.
          3. Financial Data Schedules - Financial Data Schedules have not been included because this transaction is not expected to have any material pro forma effects on the financial statements of the Applicant.

     (b) Financial Statements. Financial statements have not been included because this transaction is not expected to have any material pro forma effects on the financial statements of the Applicant.

Item 7.  Information as to Environmental Effects

     The issuance of an order with respect to this Application/Declaration will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                              SIGNATURES

     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         CONNECTICUT YANKEE ATOMIC POWER COMPANY

                         By:  /s/John J. Roman
                              John J. Roman
                              Its Vice President and Controller

Dated: August 29, 1997